

March 12, 2012

Via-Email
Mr. Gregory Garrabrants
Chief Executive Officer
BofI Holding, Inc.
12777 High Bluff Drive, Suite 100
San Diego, CA 92130

> **Re: BofI Holding, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2011**
> **Filed September 13, 2011**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed September 22, 2011**
> **Form 10-Q for the Quarterly Period Ended December 31, 2011**
> **Filed February 9, 2012**
> **File No. 000-51201**

Dear Mr. Garrabrants:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2011

General

1.   Please tell us why you did not check the box on the first page of your 10-K to indicate whether you have submitted electronically and posted on your corporate website every

Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Sale of Unregistered Securities, page 25

2.   We note the preferred stock transactions during the fiscal years ended June 30, 2009 and 2010. Your Item 5 disclosure should include all the information required in answer to Item 701 of Regulation S-K including, without limitation, the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and the facts relied upon to make the exemption available.

3.   We were unable to locate a Form D for your preferred stock sales during 2009, from which you indicate you received gross proceeds of $1,040,000. Please advise.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

General

4.   Your Item 7 disclosure should present the information required in answer to Item 303(a)(4) of Regulation S-K. If you intend to incorporate into this section an off-balance sheet discussion contained in another part of your filing, you should so indicate. In this regard, we note your discussion on page F-36. Please advise.

Note 4. Loans & Allowances for Loan Loss, page F-22

5.   We note disclosure on page F-24 related to your determination of the general loan loss reserves for those loans not specifically reviewed for impairment. You also disclose that these general reserves are either based upon the borrower credit score or LTVs at the time of origination for which you apply an applicable loss rate based upon your loss experience to date. Please tell us and revise your future filings to address the following:

- Whether you obtain updated borrower credit scores and LTVs on a recurring basis, and if so, how this is incorporated into your allowance for loan loss methodology and related provisioning; and

- If you do not obtain updated borrower credit scores and LTVs on a recurring basis, please explain in further detail how your allowance methodology takes into consideration the risk that original borrower information may have significantly changed since origination. In your response please specifically incorporate the qualitative factors disclosed on pages F-9 – F-10 that are taken into consideration.

6.   As a related matter, we note your disclosure on page F-24 that during the quarter ended March 31, 2011 you divided the LTV analysis for multifamily loans into two classes, separating purchased loans from the loans underwritten directly by the company. You further state that due to a review of historical performance you concluded that multifamily loans you originated required lower estimated loss rates. Given the significant percentage of your loan portfolio balance comprises originated loans as disclosed on page F-26, please tell us and revise your future filings to address the following:

- Explain in further detail the differences in credit risk between loans you originate as compared to those that are purchased which resulted in your determination to separately analyze these loans. It appears, based upon your disclosure on page 7, that your underwriting criteria are the same for either group. Consider discussing the differences in types of multifamily loans originated and purchased, LTVs, geographic considerations, and any other information necessary for our understanding;

- Clarify whether you also divided the LTV analysis for purchased loans from the loans underwritten directly by the company to determine your general allowance for loan losses for your other loan portfolio segments (e.g. single family, commercial, etc.) as we note separate disclosures in the table at the bottom of page F-26;

- Disclose whether there was a significant financial statement impact as a result of this change in methodology for purposes of determining the general allowance for loan losses;

- We note from the table on page 5 that there was manifold increase in originated multifamily loans during the year ended June 30, 2011 as compared to prior years. Please tell us how you determined that your estimated loss rates for multifamily based on historical experience represented a good proxy for incurred losses inherent in this class of loans,

- Given your conclusion that originated multifamily loans require lower estimated loss rates, please revise your MD&A where applicable, to separately discuss the asset quality for these two classes of loans.

Definitive Proxy Statement on Schedule 14A

Executive Compensation

Compensation Discussion and Analysis, page 18

General

7.   Your compensation discussion and analysis should provide an expanded analysis of how
        you arrived at and why you paid each particular level of compensation for 2011.   For
        example, we note minimal discussion and analysis of how the Committee determined
        specific annual incentive compensation, long term equity awards and option and stock
        awards. We would expect to see a more focused discussion that provides substantive
        analysis and insight into how the Committee made actual payout determinations for the
        fiscal year for which compensation is being reported. Refer to paragraphs (b)(1)(iii) and
        (v) of Item 402 of Regulation S-K. You should provide complete discussions of the
        specific factors considered by the Committee in ultimately approving this and other forms
        of compensation, including the reasons why the Committee believes that the amounts
        paid to each named executive officer are appropriate in light of the various items it
        considered in making specific compensation decisions.

8.   The compensation discussion and analysis should be sufficiently precise to capture
        material differences in compensation policies with respect to individual named executive
        officers. Refer to Section II.B.1 of SEC Release No. 33-8732A. In this regard, we note
        the size of Mr. Garrabrants' bonus and stock awards granted in fiscal 2011 relative to
        other named executive officers. We would expect to see a detailed analysis of how and
        why the compensation of your highest-paid named executive officers differs from that of
        the other named executive officers. If policies or decisions relating to a named executive
        officer are materially different than the other officers, this should be discussed on an
        individualized basis.

Salary and Annual Incentive Compensation, page 19

9.   You state that the company sets annual cash and restricted stock bonus ranges for the
        CEO and CFO based on annual company performance measures established by the
        Compensation Committee. You should disclose the target levels and the performance
        measures. If you are relying on Instruction 4 to Item 402(b) to omit these target levels,
        you should provide us with your competitive harm analysis, and you should disclose how
        difficult it will be for the executive or how likely it will be for the company to achieve the
        undisclosed target levels.

Potential Payments Upon Termination or Change in Control, page 25

10.   Where appropriate, please describe and explain how the appropriate payment and benefit
        levels are determined under the various circumstances that trigger payments or provision

of benefits in the event of termination, change in control and death or disability. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K. Also, in the compensation discussion and analysis, discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

Related Transactions and Other Matters, page 37

General

11.   Please represent to the staff that your transactions with related parties "were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender" or provide the additional disclosures required by Item 404 of Regulation S-K. Please make sure all future filings clarify this disclosure. Please refer to Instruction 4 to Item 404(a).

Proxy Card

12.   With regards to Exchange Act Rule 14a-21's requirement for the shareholder advisory vote to approve the compensation paid to your named executive officers, your proxy card states shareholder are being asked to vote on a "non-binding, advisory vote on the compensation of the company's named executive officers ." Your proxy card should clarify that shareholders are being asked to approve the company's executive compensation. Refer to Compliance and Disclosure Interpretations Question 169.07.

Form 10-Q for Fiscal Quarterly Period Ended December 31, 2011

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Financial Condition, page 47

13.   We note disclosure that as of December 31, 2011 you had interest only loans of $300.6 million, which represents approximately 20% of your loan portfolio. Due to the increased credit risk and the significant percentage of these loans to your total loan portfolio, please tell us and revise your future filings to disclose the following:

- Your origination and/or purchase policies and procedures for these types of loans;

- Your monitoring procedures for these types of loans on an on-going basis; and

- How you considered whether these loans represent a separate class of financing receivable pursuant to paragraphs ASC 310-10-55-16 through 18.

At a minimum, we believe enhanced asset quality disclosures related to these loans would be meaningful to a reader of your financial statements and related disclosures. Please provide us with your proposed disclosures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Spitz, Staff Accountant, at (202) 551-3484, if you have any questions regarding comments on the financial statements and related matters. If you have additional questions regarding financial matters, you may contact Amit Pande, Accounting Branch Chief, at (202) 551-3423. Please address questions regarding all other comments to Michael F. Johnson, Staff Attorney, at (202) 551-3477 or, if you thereafter need further assistance, to me at (202) 551-3434.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Attorney